July 21, 2010

By U.S. mail and facsimile to (703) 813-6968

Terence O’Brien, Branch Chief

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-4631

RE:	Blount International, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 9, 2010
File No. 1-11549

Dear Mr. O’Brien:

Thank you for your further comment letter dated July 7, 2010 regarding the above referenced Form 10-K and Definitive Proxy Statement.  We appreciate your assistance with improving our disclosures and financial reporting.  We have re-produced your comment below and have added our response to the item.

Form 10-K for the year ended December 31, 2009

Note 21:  Consolidating Financial Information, page 57

1.     We have read your response to comment 4 in our letter dated June 3, 2010.  We understand that Blount International, Inc. (the parent) does not generate any revenue or interest income and does not have any cash or income producing assets other than its equity interest in its affiliated companies. We understand that the reported parent company operating cash flow balance is primarily the result of such equity interest, offset to some extent by non-cash intercompany interest expense.  These adjustments appear to constitute non-cash transactions and should not be considered in calculating the parent’s operating cash flow balances.  In this regard, ASC Topic 230-10-45-10 addresses the emphasis on cash receipts and payments.  Therefore, the reported cash flow balances should only be impacted by actual cash transactions occurring during the period.  Based on your existing disclosures and the information provided, the $14,314, $6,741, and $6,875 parent company positive operating cash flow balances reported at December 31, 2009, 2008 and 2007, respectively, appear inappropriate given that no dividend payments by the guarantor and non-guarantor subsidiaries are reported during any of the periods presented.  The reported parent company amount comprises 25%, 11% and 24% respectively, of the consolidated operating cash flow balance for the periods presented.  Please describe and quantify for us the specific cash transactions comprising your reported 2009 Blount International operating cash flow balance.

Response:  After reading your latest comment and reviewing ASC Topic 230 we have concluded that our presentation of condensed consolidated cash flows information in the footnote should be modified.  Beginning with Form 10-Q for the period ended June 30, 2010, we will change our presentation consistent with your comment for both the current period and the prior year comparative period.  Specifically, we will report zero cash flows from operating activities in the Blount International, Inc. column and the cash flows from operating activities that were previously reported in that column will be reclassified to the Blount, Inc. column.  We point out that since Blount International, Inc. is a guarantor of the notes issued by Blount, Inc., the cash flows of both entities are available to satisfy the obligations under the notes.  Therefore, we do not believe that the prior misclassification would have a material affect on any note holder’s investment decisions.

Please let us know if you have any additional comments or require any additional information.

Best Regards,

/s/ Calvin E. Jenness
Calvin E. Jenness
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Blount International, Inc.

Cc                      Jenn Do, Division of Corporation Finance

Al Pavot, Division of Corporation Finance